07027797

Man Investments

October 23, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 29 2007
WASH. D.C.
186

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 – Man Group plc

SUPPL

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (312) 881-6855, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Steven Zoric
Vice President & Secretary

cc: Barry Wakefield (w/ Encl.)

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Man Investments USA Holdings Inc.
123 N. Wacker Drive
28th Floor
Chicago, IL 60606-1743
USA
Tel + (312) 881 6800
Fax + (312) 881 6652

www.maninvestments.com

**A member of the Man Group**

Man Group plc
23 October 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 22 October 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$31.93.

Track Record: From inception on 12 May 1998

| | Key Statistics |
|---|---|
| Last week | -1.75% |
| Last 12 months | +12.7% |
| Annualised return since inception | +13.0% |

Contacts:

| | | |
|---|---|---|
| Kevin Hayes | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

## Return of Cash – Mechanics and Posting of Circular

### Introduction

At an extraordinary general meeting of Man Group plc held on 9 July 2007, Shareholders approved the disposal by the Man Group of a majority interest in MF Global, the Group's brokerage division formerly known as Man Financial, by way of an initial public offering and listing on the New York Stock Exchange. The initial public offering was successfully completed on 24 July 2007 at which time the Group disposed of 81.4 per cent. of the total issued share capital of MF Global Ltd. for gross proceeds of US$2.9 billion.

Prior to the initial public offering, the Board of Man Group plc announced that it intended to return the net proceeds of the offering to Shareholders. The net proceeds total approximately US$2.75 billion, which equates to US$1.40 per Existing Ordinary Share. The Board intends to return a sterling equivalent of this amount to Shareholders by way of the proposed Return of Cash.

A circular (the "Circular") has today been posted to Shareholders which sets out details of the Return of Cash and explains why the Directors consider the Return of Cash to be in the best interests of Shareholders as a whole. Two copies of the Circular are being submitted to the Financial Services Authority today and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This announcement provides information on the proposed structure and timing of the Return of Cash. Defined terms in this announcement bear the meanings as set out in the Circular unless stated otherwise.

Under the proposed Return of Cash, Shareholders will receive a sterling equivalent of US$1.40 in respect of each Existing Ordinary Share they hold at the Record Time (expected to be 6 p.m. on 23 November 2007). The Return of Cash involves the issue to Shareholders of B Shares and/or C Shares which is intended to give Shareholders, where eligible under their prevailing tax regime (such as in the UK), the flexibility to receive their cash as capital or income for tax purposes, or a combination of the two. Furthermore, the structure will allow Shareholders a choice as to whether they receive their cash in December 2007 or in July 2008.

It is also intended that the market price of the Company's ordinary shares should remain approximately equal before and after the return, subject to market movements, and consequently the Return of Cash will reduce the number of ordinary shares in issue. For every 8 Existing Ordinary Shares held at the Record Time (expected to be 6 p.m. on 23 November 2007), Shareholders will receive 7 New Ordinary Shares. The New Ordinary Shares will be traded on the London Stock Exchange in the same way as Existing Ordinary Shares and will be equivalent in all material respects to the Existing Ordinary Shares, including as to their dividend rights.

The proposed Return of Cash, including certain proposed amendments to the Articles of Association required to implement the Return of Cash, requires the approval of Shareholders, which will be sought at an Extraordinary General Meeting to be held at Centennium House, 100 Lower Thames Street, London EC3R 6DL at 10.30 a.m. on 23 November 2007. The notice of the Extraordinary General Meeting is set out in Part 12 of the Circular.

Shareholders should read and rely on the whole of the Circular and not just on the summarised information set out in this announcement. An expected timetable of key events is set out as the Appendix to this announcement and in Part 2 of the Circular and some frequently asked questions with answers are set out in Part 3 of the Circular.

Summary of the Return of Cash

- Shareholders will be able to choose between three Alternatives (the Dividend Alternative, the Immediate Capital Alternative and the Deferred Capital Alternative) as to when and how they receive their return (and Shareholders may split the aggregate amount to be returned to them between the three Alternatives) as described in more detail in "The Alternatives" below.

- Shareholders will be sent their return of US$1.40 per Existing Ordinary Share in sterling. The applicable sterling equivalent of the return per Existing Ordinary Share will be announced in accordance with the process described in "Payment" below.

- Existing Ordinary Shares will be consolidated and divided so that Shareholders will receive 7 New Ordinary Shares for every 8 Existing Ordinary Shares held by them at the Record Time (expected to be 6 p.m. on 23 November 2007).

No application has been, or will be, made for the B Shares, C Shares or Deferred Shares to be admitted to listing on the Official List or admitted to trading on the London Stock Exchange's market for listed securities or any other recognised investment exchange. With the exception of the B Shares issued pursuant to the Deferred Capital Alternative, the B Shares, C Shares and Deferred Shares cannot be held in CREST.

The Alternatives

The three Alternatives available to Shareholders as to how they receive their proceeds from the Return of Cash and the timing of such return are summarised below. Shareholders may split the aggregate amount to be returned to them between the three Alternatives.

Shareholders should read Part 9 of the Circular which sets out a summary of the expected tax consequences for UK tax resident Shareholders in relation to the Return of Cash and the Alternatives for which Shareholders will be able to elect.

Shareholders who do not validly complete and return their Election Form, or in the case of Shareholders who hold their Existing Ordinary Shares in CREST, do not send a valid TTE Instruction, to be received by 4.30 p.m. on 23 November 2007, will be deemed to have elected for the Dividend Alternative in respect of all of their Share Entitlement.

1. Dividend Alternative - cash expected to be sent to relevant Shareholders by 13 December 2007

   Shareholders who elect, or are deemed to have elected, for the Dividend Alternative in respect of some or all of their Share Entitlement will receive one C Share for each corresponding Existing Ordinary Share they hold at the Record Time. A Single Dividend of US$1.40 will become payable on each such C Share by 6 December 2007 and we expect to send the Sterling Equivalent of the Single Dividend to such Shareholders by 13 December 2007.

   Once the Single Dividend becomes payable, each relevant C Share will be reclassified as a Deferred Share of negligible value. It is currently expected that the Company will purchase and then cancel the Deferred Shares for an aggregate consideration of one US cent on or around 1 December 2009.

2. Immediate Capital Alternative - cash expected to be sent to relevant Shareholders by 13 December 2007

   Shareholders who elect for the Immediate Capital Alternative in respect of some or all of their Share Entitlement will receive one B Share (or possibly one C Share, if there are insufficient B Shares available) for each corresponding Existing Ordinary Share they hold at the Record Time.

   Where B Shares are issued to satisfy valid elections for the Immediate Capital Alternative, it is expected that each such B Share will be redeemed by the Company for US$1.40 by 6 December 2007 and that the Sterling Equivalent of the redemption proceeds will be sent to Shareholders by 13 December 2007. Each such B Share will be cancelled on redemption.

   Each B Share will have a nominal value of US$1.40 and the maximum aggregate nominal amount of B Shares that the Company may issue is limited to the aggregate amount standing to the credit of the Company's share premium account and merger reserve (to the extent that the Company has concluded that they are available for this purpose). Consequently, the Company may only issue a maximum of 1,515,382,062 B Shares and once this maximum is reached it will not be possible to issue any further B Shares. B Shares will first be issued to satisfy elections for the Deferred Capital Alternative and then, if there are any B Shares remaining, to satisfy elections for the Immediate Capital Alternative. To the extent that there are insufficient B Shares to satisfy in full all elections for the Immediate Capital Alternative, the Company will issue C Shares proportionately amongst such elections.

Any C Shares issued to satisfy elections for the Immediate Capital Alternative will not have the Single Dividend paid on them (as they will under the Dividend Alternative). Instead it is expected that Merrill Lynch, acting as principal, will purchase such C Shares under the Broker's Offer between 4 December 2007 and 10 December 2007 for the Sterling Equivalent of US$1.40 per C Share, free of all dealing expenses and commissions. It is currently expected that the Sterling Equivalent of US$1.40 per C Share under the Broker's Offer will be sent to Shareholders by 13 December 2007.

3. Deferred Capital Alternative - cash expected to be sent to relevant Shareholders by 14 July 2008

Shareholders who elect for the Deferred Capital Alternative in respect of some or all of their Share Entitlement will receive one B Share for each corresponding Existing Ordinary Share they hold at the Record Time. It is expected that each such B Share will be redeemed by the Company for US$1.40 between 1 July 2008 and 7 July 2008 and it is expected that the Deferred Sterling Equivalent of the redemption proceeds will be sent to Shareholders by 14 July 2008. Each such B Share will be cancelled on redemption.

Shareholders should note that the amounts returned to Shareholders upon redemption of their B Shares under the Deferred Capital Alternative will be converted into sterling by the Company at an exchange rate prevailing on the date the B Shares are redeemed, which is expected to be between 1 July 2008 and 7 July 2008. Consequently the amounts in sterling sent to Shareholders under the Deferred Capital Alternative will be affected by any change in US dollar to sterling exchange rates.

Payment

Shareholders will be sent their return of US$1.40 per Existing Ordinary Share in sterling. The aggregate amount to be returned to Shareholders under the Dividend Alternative and the Immediate Capital Alternative will be converted to sterling by the Company between 30 November 2007 and 6 December 2007. On the day of the currency conversion, the Company will announce the applicable sterling equivalent of the return per Existing Ordinary Share for Shareholders who have elected, or are deemed to have elected for, the Dividend Alternative and/or the Immediate Capital Alternative and it is expected that such amounts will be sent to relevant Shareholders by 13 December 2007.

The aggregate amount to be returned to Shareholders under the Deferred Capital Alternative will be converted to sterling by the Company at the time of the redemption of the B Shares under that Alternative, which is expected to occur between 1 July 2008 and 7 July 2008 and the applicable sterling equivalent of the return per relevant Existing Ordinary Share will be announced on the date of the currency conversion. It is expected that such amounts will be sent to relevant Shareholders by 14 July 2008.

Share Capital Consolidation

The Return of Cash represents approximately 12.6 per cent. of the Company's recent market capitalisation. The Share Capital Consolidation will reduce the number of ordinary shares in issue by approximately the same percentage as the Return of Cash bears to the market capitalisation of the Company.

For every 8 Existing Ordinary Shares held at the Record Time, Shareholders will receive 7 New Ordinary Shares. The intention is that, subject to market movements, the market price per New Ordinary Share immediately after Admission should be approximately equal to the market price per Existing Ordinary Share immediately prior to the Return of Cash.

The New Ordinary Shares will be traded on the London Stock Exchange in the same way as the Existing Ordinary Shares and will be equivalent in all material respects to the Existing Ordinary Shares, including as to their dividend rights. Admission of the New Ordinary Shares is expected to take effect from 8 a.m. on 26 November 2007.

The fractional entitlements of all Shareholders arising from the Share Capital Consolidation will be aggregated into New Ordinary Shares and sold in the market on their behalf. Should the cash consideration for a fractional entitlement be £3 or less, Shareholders will not receive a cheque or have their CREST accounts credited in respect of that entitlement due to the administrative costs incurred in doing so.

Merrill Lynch International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Man Group plc and no one else in connection with the proposed Return of Cash and will not be responsible to anyone other than Man Group plc for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Return of Cash.

Enquiries

Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin 020 7653 6620
Paul Downes 07900 244888
Lachlan Johnston 07989 304356

About Man Group plc

Man Group plc is a leading global provider of alternative investment products and solutions. The Group employs 1,600 people in 13 countries, with key centres in London and Pfäffikon (Switzerland), and offices in Chicago, Dubai, Hong Kong, Montevideo, Nassau, New York, Singapore, Sydney, Tokyo and Toronto. Man Group plc is listed on the London Stock Exchange (EMG) and is a constituent of the FTSE 100 Index. Further information on the Man Group can be found at www.mangroupplc.com.

## APPENDIX

## EXPECTED TIMETABLE OF KEY EVENTS

| | |
|---|---|
| Latest time and date for receipt of the Form of Proxy or electronic proxy or CREST Proxy Instruction for the Extraordinary General Meeting | 10.30 a.m. on 21 November 2007 |
| Extraordinary General Meeting | 10.30 a.m. on 23 November 2007 |
| Latest time and date for receipt of Election Forms or TTE Instructions from CREST holders in relation to the Alternatives | 4.30 p.m. on 23 November 2007 |
| Latest time and date for dealings in Existing Ordinary Shares | 4.30 p.m. on 23 November 2007 |
| Record Time (for consolidation of Existing Ordinary Shares and entitlement to B Shares and/or C Shares), Existing Ordinary Share register closed and Existing Ordinary Shares disabled in CREST | 6 p.m. on 23 November 2007 |
| New Ordinary Shares admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities and dealings in the New Ordinary Shares commence | 8 a.m. on 26 November 2007 |
| CREST accounts credited with New Ordinary Shares and B Shares issued pursuant to the Deferred Capital Alternative | At approx. 8 a.m. on 26 November 2007 |
| Single Dividend becomes payable and C Shares in respect of which the Single Dividend is payable automatically reclassify as Deferred Shares | By 6 December 2007 |
| Redemption of B Shares under the Immediate Capital Alternative | By 6 December 2007 |
| Merrill Lynch accepts the Broker's Offer (if applicable) by means of an announcement on a Regulatory Information Service | Between 4 December 2007 and 10 December 2007 |
| Announcement on a Regulatory Information Service of the Sterling Equivalent of US$1.40 payable in respect of the Single Dividend under the Dividend Alternative, the redemption of the B Shares under the Immediate Capital Alternative and the Broker's Offer (if applicable) | By 6 December 2007 |
| Despatch of share certificates in respect of New Ordinary Shares and B Shares issued under the Deferred Capital | By 6 December 2007 |

| | |
|---|---|
| Alternative and despatch of cheques and CREST accounts credited in respect of fractional entitlements | |
| Despatch of cheques or payment by BACS to mandated accounts in respect of the Dividend Alternative | By 13 December 2007 |
| Despatch of cheques and CREST accounts credited in respect of the Immediate Capital Alternative | By 13 December 2007 |
| Redemption of B Shares under the Deferred Capital Alternative expected to take place | Between 1 July 2008 and 7 July 2008 |

Notes:

1. References to times in this announcement are to London times. If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on a Regulatory Information Service.

2. All events in the above timetable following Admission of the New Ordinary Shares are conditional on Admission of the New Ordinary Shares.

END